
Mail Stop 3561

May 26, 2009

Mr. James Cole
Chief Executive Officer
Noble Innovations, Inc.
3044 North 33rd Avenue
Phoenix, Arizona

> **Re: Noble Innovations, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 26, 2009**
> **File No. 0-53433**

Dear Mr. Cole:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 22, 2009

1. Please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon. Also, please specifically identify the financial statements and years or periods covered that should no longer be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

2.   If applicable, please revise the date on the cover page to represent the date the board of directors, a committee of the board of directors or the officer or officers authorized to take such action concluded that the previously issued financial statements should no longer be relied upon.

3.   It appears you concluded that fiscal 2008 interim financial statements included in Form 10-Q filed June 4, 2008, August 15, 2008 and November 14, 2008 can still be relied upon. If so, tell us the basis for your conclusion for each interim period. If not, please identify the interim financial statements and periods covered that should no longer be relied upon as required by Item 4.02(a)(1) of Form 8-K. In addition, tell us whether you intend to amend the quarterly reports to include restated interim financial statements, and if not, the reasons why.

4.   Please explain to us why the fair value of the stock-based awards should have been expensed upon issuance citing the authoritative literature that supports your revised accounting treatment. In doing so, please include an discussion of vesting and exercisability terms of the agreements, including those that may infer implicit requisite service periods of awards granted to employees and the periods over which non-employees are required to perform services. Refer to SAB Topic 14:A, EITF 96-18, EITF 00-18 and SFAS 123(R).

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant